Ex99.145

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION
November 4, 2021
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:	DEFI TECHNOLOGIES INC.
We are pleased to confirm that copies of the following proxy-related materials were mailed on November 3, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners ("NOBO"):
1	Proxy - Registered Secrurityholders
2	Voting Instruction Form - NOBOs
3	Notice of Meeting Combined with Information Circular
4	Proxy Return Envelope
Yours truly,
TSX Trust Company
''Lori Winchester''
Senior Relationship Manager
Lori.Winchester@tmx.com

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